SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 5)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RIGHTSIDE GROUP, LTD.

(Name of Subject Company)

RIGHTSIDE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Rick Danis

General Counsel

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Jeana S. Kim, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2017 (as previously filed with the SEC and as subsequently supplemented and amended, the “Schedule 14D-9”) by Rightside Group, Ltd., a Delaware corporation (“Rightside”), relating to the tender offer (the “Offer”) by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated June 27, 2017 (as previously filed with the SEC and as subsequently supplemented and amended, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rightside at a price of $10.60 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, as amended and supplemented, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

As further described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings” below, although the Company believes that no further supplemental disclosure is required under applicable laws, the Company is making available certain additional information (which it considers immaterial) to its stockholders in this Amendment No. 5. All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented as follows:

By amending and restating the paragraph on page 7 under the heading “Employment Arrangements with Parent” as follows:

To the Company’s knowledge, after making reasonable inquiry, no employment or other agreement, arrangement or understanding between any Executive or member of the Board of Directors, on the one hand, and Parent, Purchaser or any of their affiliates, on the other hand, existed as of July 19, 2017, and neither the Offer nor the Merger is conditioned upon any Executive or member of the Board of Directors entering into any such agreement, arrangement or understanding.

On July 14, 2017, Mr. Delgado, the Company’s senior vice president of operations, and Mr. Jaffe, Parent’s chief executive officer, initiated preliminary discussions regarding the future role of Mr. Delgado at the Company following the consummation of the transactions. To the Company’s knowledge, after making reasonable inquiry, as of July 19, 2017, no specific terms between Mr. Delgado, on the one hand, and Parent, Purchaser or any of their affiliates, on the other hand, have been agreed to.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

By inserting the following after the second sentence of the third full paragraph on page 12 under the heading “Background”:

Each of these confidentiality agreements was negotiated on an arms-length basis and included standstill provisions. In some cases, the confidentiality agreements included a “don’t ask, don’t waive” provision that prevents the counterparties from requesting a waiver of the standstill provision to allow them to submit a superior offer for Rightside. In addition, in some cases, the confidentiality agreements included a “fall-away” provision that provided for the automatic termination of the standstill provision upon Rightside’s entry into a definitive agreement relating to a strategic transaction, such as the Merger Agreement.

By inserting the following after the first sentence of the fourth full paragraph on page 12 under the heading “Background”:

The confidentiality agreement with Party D contains a “don’t ask, don’t waive” standstill provision that would prevent Party D from requesting a waiver of the standstill to allow Party D to submit a superior offer for Rightside.

By inserting the following after the third sentence of the fifth full paragraph on page 12 under the heading “Background”:

The confidentiality agreement with Party E contains a “fall-away” to the standstill provision and therefore the standstill provision with Party E is no longer in effect.

By inserting the following after the first sentence of the sixth full paragraph on page 12 under the heading “Background”:

The confidentiality agreement with Party F contains a “don’t ask, don’t waive” standstill provision that would prevent Party F from requesting a waiver of the standstill to allow Party F to submit a superior offer for Rightside.

By inserting the following after the first sentence of the seventh full paragraph on page 12 under the heading “Background”:

The new confidentiality agreement with Party B contains a “fall-away” to the standstill provision and therefore the standstill provision with Party B is no longer in effect.

By amending and restating the first paragraph and the first two tables under the heading “Opinion of Rightside’s Financial Advisor–Selected Comparable Company Analysis” on page 23 with the following:

In order to assess how the market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the registry and web services industries, deemed comparable to the Company. The selected comparable companies, multiples and financial metrics reviewed with respect to the Company included the following:

($ in millions) Selected Registry Company	Enterprise Value	Revenue	EBITDA		EV/Revenue	EV/EBITDA
		CY2017E	CY2017E	CY2018E	CY2017E	CY2017E	CY2018E
VeriSign, Inc.	$12,259	$1,158	$813	$847	10.59x	15.1x	14.5x

($ in millions) Selected Web Services Companies	Enterprise Value	Revenue	EBITDA		EV/Revenue	EV/EBITDA
		CY2017E	CY2017E	CY2018E	CY2017E	CY2017E	CY2018E
United Internet AG (1)	$12,419	$4,758	$1,051	$1,161	2.61x	11.8x	10.7x
GoDaddy Inc. (2)	$10,094	$2,341	$585	$681	4.31x	17.3x	14.8x
Wix.com Ltd.	$3,711	$423	$79	$137	8.77x	46.9x	27.1x
Endurance International Group Holdings, Inc.	$3,248	$1,165	$316	$329	2.79x	10.3x	9.9x
Web.com Group, Inc.	$1,963	$756	$191	$208	2.60x	10.3x	9.5x
Tucows Inc.	$705	$323	$41	$58	2.18x	17.4x	12.1x

(1)	United Internet AG is not pro forma for the acquisition of Drillisch AG or the investment of Warburg Pincus in the “Business Applications” division.
(2)	GoDaddy Inc. is pro forma for the Host Europe Group acquisition and equity issuance and repurchase announced on May 4, 2017.

By amending and restating the first paragraph and the first table under the heading “Opinion of Rightside’s Financial Advisor–Selected Precedent Transaction Analysis” on page 24 with the following:

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions with a focus on U.S. target companies based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, industry or business mix, margins, competitive dynamics and other characteristics of their businesses. Barclays’ review included the following transactions, multiples and financial metrics:

($ in millions) Date Announced	Acquiror	Target	Enterprise Value	LTM Revenue(1)	LTM EBITDA(1)	EV / LTM Revenue(1)	EV / LTM EBITDA(1)
January 20, 2017	Tucows Inc.	eNom, Incorporated(2)	$84	$156	$15	0.54x	5.5x
December 14, 2016	Golden Gate Capital	NeuStar, Inc.	$2,867	$1,165	$492	2.46x	5.8x
August 3, 2011	Web.com Group, Inc.	Net Sol Parent LLC(3)	$805	$270	$78	2.98x	10.3x
July 1, 2011	KKR & Co., Silver Lake Partners and Technology Crossover Ventures	GoDaddy Group Inc.	$2,250	$1,100	NA	2.05x	NA
November 5, 2010	Endurance International Group Holdings, Inc.	Bluehost Inc.	$132	NA	NA	NA	NA
June 17, 2010	Web.com Group, Inc.	Register.com (Cayman) LP(4)	$238	$85	$20	2.81x	11.9x
February 6, 2007	General Atlantic LLC	Network Solutions, LLC	$800	$281	$45	2.85x	17.8x

(1)	“NA” denotes multiples or metrics that were not available.
(2)	LTM EBITDA is based on annualized EBITDA for the nine months ended September 30, 2016 of $11 million. LTM revenue is based on the revenue for the twelve months ended December 31, 2016 of $156 million.
(3)	LTM EBITDA annualizes the EBITDA for the six months ended June 30, 2011 of $39 million.
(4)	LTM Revenue is based on (i) revenue of $86 million for the twelve months ended December 31, 2009 plus (ii) revenue of $42 million for the six months ended June 30, 2010 less (iii) revenue of $43 million for the six months ended June 30, 2009. LTM EBITDA is based on (i) earnings before interest and taxes of $17 million and depreciation and amortization of $5 million for the twelve months ended December 31, 2009 plus (ii) earnings before interest and taxes of $6 million and depreciation and amortization of $3 million for the six months ended June 30, 2010 less (iii) earnings before interest and taxes of $8 million and depreciation and amortization of $3 million for the six months ended June 30, 2009.

By amending and restating the entirety of the section entitled “Opinion of Rightside’s Financial Advisor–Discounted Cash Flow Analysis” on pages 25 through 26 with the following:

Discounted Cash Flow Analysis

In order to estimate the present value of a share of Common Stock, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for the six months ended December 31, 2017 and for calendar years 2018 through 2021 based on the Probability-Weighted Long-Range Plan to (ii) the “terminal value” of the Company as of calendar year end 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding back depreciation and amortization, and subtracting capital expenditures and adjusting for changes in working capital. The following table summarizes the Company’s projected after-tax unlevered free cash flows, cash adjusted EBITDA, changes in working capital, capital expenditures and cash taxes based on the Probability-Weighted Long-Range Plan prepared by the management of the Company and as further described below under the heading “Certain Long-Range Plans— Probability-Weighted Long-Range Plan” under Item 4(f) hereof:

($ in millions)	Second Half 2017E	2018E	2019E	2020E	2021E
Cash Adjusted EBITDA	$2.5	$8.0	$12.7	$18.2	$24.1
Deduct:
Working Capital	—	—	—	—	—
Capital Expenditures	$(1.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)
Cash Taxes	$(0.1)	$(0.6)	$(1.3)	$(2.1)	$(3.0)

Free Cash Flow	$1.5	$5.4	$9.4	$14.0	$19.1

Barclays used two methods for valuing the Company’s terminal value. The first calculation, using the “perpetuity growth” method, was estimated by selecting a range of 3.0% to 5.0% of annual growth rates for the Company in perpetuity after December 31, 2021, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the market expectations regarding long-term growth of gross domestic product, the global economy, the technology industry, the Company and inflation, and applying such range to the Probability-Weighted Long-Range Plan. The following table summarizes the Company’s terminal values discounted to present value based on the “perpetuity growth” method:

($ in millions)	Terminal Value
After-Tax Discount Rates	Perpetuity Growth Rate
	3.0%	4.0%	5.0%
15.0%	$92.3	$101.7	$113.0
16.0%	$82.3	$90.1	$99.2
17.0%	$73.9	$80.3	$87.9

The second calculation, using the “terminal EBITDA multiple” method, was estimated by selecting a range of terminal value multiples for the period ending December 31, 2021 of 10.0x to 12.0x, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the Probability-Weighted Long-Range Plan. The following table summarizes the Company’s terminal values discounted to present value based on the “terminal EBITDA multiple” method:

	Terminal Value
($ in millions) After-Tax Discount Rates	Terminal Value EBITDA Multiple
	10.0x	11.0x	12.0x
15.0%	$128.6	$141.5	$154.3
16.0%	$123.7	$136.1	$148.4
17.0%	$119.0	$130.9	$142.8

The range of after-tax discount rates of 15.0% to 17.0% was selected based on an analysis of the estimated weighted average cost of capital of the Company and the comparable companies described in the “Selected Comparable Company Analysis” above. Barclays estimated the weighted average cost of capital based on its professional judgment and the application of the Capital Asset Pricing Model, using certain financial metrics including a market risk premium of 7.00% (obtained from a third party data source), an assumed risk-free rate of return of 2.60% (based on the cost of long-term U.S. treasury debt as of June 13, 2017), a size premium of 5.72% (obtained from a third party data source), current capital structure, estimated tax rates and unlevered and levered betas for the Company and for the comparable companies described in the “Selected Comparable Company Analysis” above. Barclays then calculated a range of implied prices per share of the Company by subtracting estimated net debt as of June 6, 2017 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Common Stock. The following summarizes the result of these calculations:

Implied Value Per Share
Perpetuity Growth Method	$9.28 — $11.23
Terminal EBITDA Multiple Method	$11.45 — $13.22

Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $10.60 per share was (i) within the range of implied values per share calculated using the perpetuity growth method applied to the Probability-Weighted Long-Range Plan and (ii) below the range of implied values per share calculated using the terminal EBITDA multiple method applied to the Probability-Weighted Long-Range Plan.

By amending and restating the first table under the heading “Opinion of Rightside’s Financial Advisor–Transaction Premium Analysis” on page 26 with the following:

	1st Quartile	Median	3rd Quartile
1-Day Transaction Premium	22.9%	31.2%	53.5%
30-Day Average Transaction Premium	26.4%	35.9%	48.7%

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By adding the following paragraphs as the second and third paragraph under the heading “Legal Proceedings”:

On July 18, 2017, Susan Paskowitz, Rightside, Parent, Purchaser and the individual defendants named in the complaint entered into a memorandum of understanding (the “MOU”) regarding the settlement of the action described above. Pursuant to the MOU, Rightside agreed to make available in this Amendment No. 5 additional information to Rightside stockholders (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, and the documents incorporated by reference therein. Rightside, Parent, Purchaser and the individual defendants deny all of the allegations in the complaint, including any allegations asserting a violation of law, and believe the disclosures in the Schedule 14D-9 are adequate. Nevertheless, Rightside, Parent, Purchaser and the other defendants have agreed to settle the lawsuit in order to avoid the costs, disruption, and distraction of further litigation.

The MOU states that within five business days of the expiration of the Offer, the parties to the lawsuit will file a stipulation of dismissal of the lawsuit that will dismiss plaintiff’s individual claims with prejudice, and will dismiss claims asserted on behalf of a purported class of Rightside shareholders without prejudice. The MOU provides for a release of plaintiff’s individual claims against the defendants and other released persons. The MOU contemplates that plaintiff may seek to have the United States District Court for the Western District of Washington determine the amount of plaintiff’s counsel’s claim for a “mootness fee” in connection with the dissemination of the Supplemental Disclosures, the fee to be paid by Rightside or its successor, and that the parties reserve all rights to make arguments for and against any such claim, including but not limited to the amount requested.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn J. Naidu
Taryn J. Naidu
Chief Executive Officer

Dated: July 19, 2017